
Imago
REHAB

INVEST IN **IMAGO REHAB**

AI & robotics for the $210B rehab industry

imagorehab.com Lowell, MA

Technology | Notable Angel | Female Founder | B2B | Healthcare

Highlights

VC-Backed
Raised $250K or more from a venture firm

Fast Growth
Revenue growing 2X/yr for at least prior 6 months

Repeat Founder
Founder has started a previous company funded with $2M+

1. Backed by AARP's AgeTech Collaborative & leading VCs Safar Partners & Cybernetix Ventures
2. 5X better recovery results than traditional, in-clinic rehab
3. Insurance coverage via 23 top insurers including Medicare, United Healthcare, Humana & Anthem
4. 2 patents awarded for the Imago Glove, with 2 additional patents pending
5. World-class team from Harvard University, MIT, Humana, CVS/Aetna, Anthem & Intel
6. CO-Principal Investigator with Harvard University and Mass General Hospital on a $5M NSF grant.
7. Forecasting $56.5M in revenue by 2028 (not guaranteed)
8. Massive $210B neurological and cardiovascular rehab market

Featured Investors

Safar Partners
Notable Investor

Follow

Invested $2,630,589

Safar Partners nurtures innovations in sustainable energy, clean water, food management, and healthcare to tackle today's biggest challenges, including climate change and global health.
safar.partners

Arunas Chesonis, Managing Partner
"An investment in Imago Rehab is an exciting and unique opportunity for the public to directly invest in a digital health platform that has already shown significant improvement in the care and outcomes of stroke survivors. This investment is an opportunity to drastically improve the lives of over 5 million stroke survivors with lasting motor impairment and revolutionize the $38 billion stroke rehabilitation market through Imago's superior telehealth virtual clinic therapies and devices."



Ryan Wheeler
Syndicate Lead

Follow

Invested $5,000

Ryan Wheeler has 30+ years of healthcare industry expertise as a founder, investor, and executive.

"I am delighted to serve as the lead investor in a tele-rehabilitation startup, Imago Rehab. Chris and the Imago Rehab team have demonstrated exceptional clinical efficacy by providing virtual neurological and cardiovascular rehabilitation to patients in their homes. They have efficiently scaled their outreach and activation of in-home patients, and, importantly, they have a proven track record of utilizing existing reimbursement codes from both government and commercial health insurers. This ..."

Read More

Our Team



Chris Dugan CEO

Executive roles at CVS/Aetna, Humana, and Hinge Health. Managed product portfolio impacting $7B clinical spend. Expertise in Health Insurance, Value-based Care, Virtual and Digital Clinical Care Innovations. University of Maryland BA and MBA.



Gene Tacy COO & President

Engineering and manufacturing veteran. Led Myomo Inc. to IPO, scaling the company from 4 to 100+ employees. Developed proof-of-concept products for 5 startups. Clarkson University Electrical & Computer Engineering BS and Electrical Engineering MS.



Kristin Nuckols Co-Founder & Chief Clinical Officer

Award-winning occupational therapist. Led stroke teams in top rehab hospitals. Former Harvard researcher. Developed Imago's clinical protocol with 5X+ motor gains. James Madison University MOT. Boston University OTD.



Chris Burns CMO

Healthcare growth expert. 25+ years in brand strategy, product marketing, and go-to-market for Fortune 50 healthcare companies like Elevance Health (Formerly Anthem) and Aetna. American University International Studies BA and University of Chicago MBA.



Dr. Conor Walsh PhD, Co-Founder & Board Member

Wearable robotics visionary. Harvard bioengineering professor and Harvard Biodesign Lab founder. Biomechanics pioneer with 20+ patents. Trinity College Mechanical & Manufacturing Engineering BS. MIT Mechanical Engineering MS and PhD.

Why Imago Rehab?


Imago
REHAB

Imago Rehab is transforming recovery for the 100M+ Americans living with neurological and cardiovascular conditions. Leveraging AI and wearable robotics, Imago Rehab's clinician-led telerehab platform provides patients with comprehensive in-home therapy, for the first time ever.

Led by entrepreneurs, clinicians, and engineers from Harvard University, MIT, Humana, CVS/Aetna, Anthem, and Intel, and backed by investors AARP, Safar Partners, and Cybernetix, Imago Rehab is revolutionizing the $210B neurological and cardiovascular rehab market.

With outcomes 5X better than in-clinic therapy, Imago Rehab is delivering the unprecedented recovery results that patients deserve.

We're achieving unprecedented outcomes

In just two years, Imago Rehab has hit three critical milestones: superior clinical outcomes, broad insurance coverage, and exceptional cost efficiency.

5x

BETTER RECOVERY OUTCOMES

Patients achieve five times better recovery outcomes than traditional, in-clinic rehab

23

INSURER PARTNERSHIPS

Covered across 8 states, including Medicare, United Healthcare, Humana, Anthem and various BlueCross BlueShield plans

40x

$10,000 LTV : $250 CAC

Efficient and scalable business model

Rehabilitation for neurologic and cardiovascular disease is frozen in the past

For those who survive cardiovascular and neurologic events, such as peripheral artery disease, heart failure, and stroke, life often changes instantly. Once simple tasks like getting dressed, cooking a meal, or walking down the sidewalk with a loved one can become near impossible.


Every 40 seconds someone in the U.S. has a stroke.
100 million Americans suffer from cardiovascular and neurological injuries annually.

Patients who are recovering from these events are prescribed various forms of rehabilitation therapy, but access is complex. With only a few high-quality rehabilitation centers available, patients nationwide struggle to access care.

Even when accessing care isn't an issue, in-clinic therapy programs fall short. The logistical barriers, lack of continuity between clinic and day-to-day activities, and limited service availability leads to high attrition rates of over 30%, poor outcomes, and, in many cases, permanent disability. These challenges place a significant emotional and financial toll on survivors and their families, adding to a cycle of hopelessness.

> "I only got to see the physical therapist for about 10 minutes at the very end. I had to drive to the place, wait for my appointment, then go in, do all of the exercises [with] too much time in between, wait for somebody to set up the equipment, and then drive back home."



-Zora D describing her in-clinic experience before switching to Imago

There is a critical need for a therapy solution that works.

Imago's clinician-led, AI-powered platform delivers personalized rehab with robotic wearables

Imago Rehab makes rehab convenient and effective.

Imago
REHAB


TELEREHAB
CLINIC


ROBOTIC
WEARABLES


AI
ANALYSIS

The Imago Platform integrates a telerehab clinic, wearable robotic devices, and advanced AI analysis to deliver highly personalized rehabilitation programs that work.

Imago Rehab uses AI to make real-time adjustments to therapy programs, provides asynchronous education to sustain progress between visits, and securely reports patient progress through Electronic Health Records (EHR) to coordinate care across clinicians and ensure a holistic approach to each patient's recovery.


Active movement
open
30

At the heart of our platform is our patent-protected Imago Glove. This innovative device is currently used to accelerate stroke recovery through personalized and gamified therapy programs and exercises.

This system delivers high-repetition, high-intensity exercises, which can be completed from the comfort of home. These exercises are essential for neuroplasticity and recovery and lead to superior recovery outcomes.


2
Patents granted
10X
More repetitions than traditional rehab

These patents are under Harvard University's name and are exclusively licensed to Imago.

Our unique integration of wearable, robotic technology and customized rehab programs ensures that effective therapy extends into the home environment, bridging the critical gap left by traditional therapy solutions.

The Imago platform enables in-home stroke & cardiovascular therapy for the first time ever

We make home recovery possible by seamlessly integrating rehabilitation into daily activities from the comfort of home. By eradicating the need for in-person rehab visits, the path to recovery is convenient, accessible, and personalized to each patient's needs.



Innovative Wearable Technology

Enhances and monitors each movement, integrating rehab naturally into daily life



Expert Clinical Guidance

Personalized plans from top therapists ensure effective, holistic recovery.



Seamless Home Integration

Patients can perform rehab exercises comfortably at home, boosting adherence and results.



"As a neurologist, I'm excited to be working with the Imago Rehab team. Patients with stroke have difficulty accessing high quality rehabilitation care. Imago Rehab has solved this challenge with an evidence-based, high dose, high intensity, and comprehensive virtual program. The care delivery model and outcomes achieved through this program for my patients have been terrific!"

DR. DAVID LIN, DIRECTOR
NEURORECOVERY CLINIC
MASSACHUSETTS GENERAL HOSPITAL

ASSISTANT PROFESSOR
NEUROLOGY HARVARD MEDICAL SCHOOL

Our patients rave about their recovery transformations


5x
Better
Recovery
Outcomes
High Patient Satisfaction Ratings

Imago users report substantial improvements in physical function and independence, delivering outcomes that are 5x better than traditional therapies, impressing patients and clinicians.


Imago Glove JS
Share
Watch on YouTube

Our breakthrough solutions are transforming lives, with patients and clinicians recognizing the exceptional, unprecedented results.



"I was told I wouldn't make progress and I'd be in a wheelchair the rest of my life. Imago therapy has proved them wrong, and I'll continue working with them to go even further."

MARY K.



"I've seen more progress with Imago in 6 sessions than I had in my 8 months of regular in-person outpatient therapy."

LARRY S.



"The first day [with Imago], my hand was actually moving... it was the first time I had seen it move. And that gave me hope"

JAMES J.

Our team has scaled a company to IPO and is led by executives from Harvard, MIT, Humana, CVS/Aetna, Elevance Health, and Intel



Chris Dugan
CEO



Gene Tacy
COO & President



Dr. Conor Walsh, PHD
Co-Founder & Board Member



Chris Burns
CMO



Kristin Nuckols, OTD
Co-Founder & Chief Clinical Officer

HARVARD UNIVERSITY | MIT | CVS
aetna™ | Elevance Health | intel

Imago Rehab's team is a dynamic powerhouse of experts from Harvard, MIT, Humana, CVS/Aetna, Anthem, Intel, and leading innovators in healthcare and engineering.

With 10 decades of combined experience, including working for insurers impacting 42M healthcare subscribers, managing a $7B+ clinical spend portfolio, and bringing a company to IPO, our team excels at bridging the gap between cutting-edge technology and patient-centered healthcare solutions.

"An investment in Imago Rehab is an exciting and unique opportunity for the public to directly invest in a digital health platform that has already shown significant improvement in the care and outcomes of stroke survivors. This investment is an opportunity to drastically improve the lives of over 5 million stroke survivors with lasting motor impairment and revolutionize the $38 billion stroke rehabilitation market through Imago's superior telehealth virtual clinic therapies and devices."

ARUNAS CHESONIS
MANAGING PARTER, SAFAR PARTNERS

We're leading the charge in the $210B rehab market

The need for effective and accessible solutions has never been greater and Imago Rehab is at the forefront of innovation for neurological and cardiovascular recovery - a $210B market.


$40B
Stroke Rehab
Market
$210B
Market
$170B
Cardio Rehab
Market

Imago is set to revolutionize the market by integrating robotic technology with clinician-led care. Our telerehab platform addresses immediate rehabilitation needs and opens doors to orthopedic, pulmonary, and geriatric rehab care. We envision a future where all rehabilitation needs are met effortlessly in a market owned by Imago Rehab.

Rapid commercialization via existing claim codes & an impressive LTV:CAC ratio

Our business model seamlessly integrates advanced technology with personalized, clinician-led care, ensuring high profitability and significant growth opportunities.

By leveraging existing claims codes with our insurer partnerships, we accelerate our market entry and reduce approval risk, paving the way for rapid commercialization. This is backed by an impressive Lifetime Value (LTV) to Customer Acquisition Cost (CAC) ratio of 40X.

Our revenue is generated from two primary sources:

1) insurance-covered therapy services

2) wearable devices, including the Imago Glove

50	$5K	23
Visits	Reimbursement	Health Insurers

Harvard Pilgrim Health Care

Medicare

Anthem

United Healthcare

Humana

BlueCross BlueShield of Texas

MASSACHUSETTS

of Tennessee

CardinalCare
Virginia's Medicaid Program

Our robust partnerships with 23 insurers, including Medicare, Harvard Pilgrim HealthCare, United Healthcare, Humana, Anthem and other BlueCross BlueShield plans, guarantee broad access and affordability, with the potential to reach 311M patients. On average, each patient is granted 50 visits per year with over $5K in reimbursements.

We're on track to exceed $56.5M in therapy and device sales by 2028

Financial Forecast

Revenue vs Client Count


$60M
$50M
$40M
$30M
$20M
$10M
$0
12K
10K
8K
6K
4K
2K
0
$107K
$650K
$9.4M
$18.9M
$32.6M
$56.5M
2023
2024
2025
2026
2027
2028

*Projections not guaranteed

Imago Rehab is strategically positioned to exceed $56.5M in therapy and device sales by 2028.

For these projections, we assume the patient referral partnership we have secured will generate a minimum of 100 new patient referrals each month in 2025. We expect to need $4.5M to reach profitability. We're currently raising $2.5M this round. We'll raise $2M in a future round to reach profitability ahead of a Series A in the $7-9M range. We believe this will allow faster growth, greater revenue opportunities, and position us well for these projections.

Our vision is to bring neurological and cardiovascular rehab into the AI and robotics future

By developing additional robotic wearables with the Harvard Lab, forming more insurer partnerships, and extending our services to adapt to market needs across the United States, we're set for rapid expansion and mainstream adoption.



Roadmap
Q4
Patient App Launch
Grow Patient Base & ARR
Q1-2
Imago
Imago Glove 2.0 Development & Release
2024
2025
2026
2027
*Projections are not guaranteed
U.S. Expansion

We're focused on achieving these 4 key strategic milestones:

1. **Expand Service Across 50 States:** Increase our service reach across the U.S. by the end of 2027.
2. **Grow Patient Numbers and ARR:** Boost our Patient Base and Annual Recurring Revenue by 394% within the next year.
3. **Advance Tech Platform & Release a Patient App:** Enhance our technology platform and launch a dedicated patient app by the end of 2024.
4. **Develop Version 2.0 of the Imago Glove:** Create the next generation of our wearable technology, scheduled for release in early 2027.

Following the footsteps of digital health giants

Digital health companies have been on a tear as more demonstrate the business case and profitability of their models.



$6.28B
Valuation
Hinge Health™



$3B
Valuation
sword



$6.28B
Valuation
NOOM



$1.03B
Acquired
omada

This successful approach has never been applied to cardiovascular and neurological rehabilitation—until now. Imago Rehab's integration of advanced robotics and AI with deep clinical expertise positions us to achieve incredible business outcomes for our investors.

Future projections are not guaranteed.

Invest in the Future of Rehabilitation

The demand for advanced rehabilitation solutions has never been higher. Investing in Imago Rehab means more than supporting groundbreaking AI and robotic technology, it means investing in a future where millions can regain their independence and quality of life.

Our community round democratizes healthcare innovation, allowing you to invest on the same terms as top investors like AARP, Safar Partners, and Cybernetix. Together we can transform rehabilitation as we know it, ensuring better outcomes for millions of patients.



Join us in revolutionizing rehabilitation for millions.
Invest now to bring AI and robotics innovation to the rehab industry.
Imago
REHAB